

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Harith Rajagopalan, M.D., Ph.D.
Chief Executive Officer
Fractyl Health, Inc.
17 Hartwell Avenue
Lexington, MA 02421

> **Re: Fractyl Health, Inc.**
> **Amendment No. 6 to Draft Registration Statement on Form S-1**
> **Submitted September 21, 2023**
> **CIK 0001572616**

Dear Harith Rajagopalan:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Development Pipeline, page 2

1. We note your response to prior comment 2 and reissue in part. Please further clarify if both the "CE Mark" approval arrow and "Insulin-Treated T2D" arrow are for separate indications. To the extent both both of these arrows are targeting the same indication, revise the Revita section of your pipeline table so that the same indication does not appear twice.

Please contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Nathan Ajiashvili, Esq.